SEC File No. 000-51197

                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                            Form 10-SB/A-4

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
   Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                    SOCKEYE SEAFOOD GROUP INC.
        (Name of Small Business Issuer in its charter)

             Nevada                            98-0400208
---------------------------------        ----------------------
  (State or other jurisdiction             (I.R.S. Employer
 of incorporation or organization)       Identification Number)

                    Suite 400 - 601 W. Broadway
                  Vancouver, B.C., Canada V5Z 4C2
             ---------------------------------------
             (Address of principal executive offices)

           Issuer's telephone number:  (604) 675-6872
           Issuer's facsimile number:  (604) 713-8601




Securities to be registered under Section 12(b) of the Act: None



Securities to be registered under section 12(g) of the Act:

             Common Stock, $.001 par value per share

                           TABLE OF CONTENTS


Part I  . . . . . . . . . . . . . . . . . . . . . . . . . . 4

Item 1.  Description of Business . . . . . . . . . . . . . .4

Item 2.  Management's Plan of Operation and Analysis of
         Results of Operations and Financial Condition . . .17

Item 3.  Description of Property . . . . . . . . . . . . . .24

Item 4.  Security Ownership of Certain Beneficial Owners
         and Management . . . . . . . . . . . . . . . . . . 24

Item 5.  Directors and Executive Officers, Promoters and
         Control Persons . . . . . . . . . . . . . . . . . .25

Item 6.  Executive Compensation . . . . . . . . . . . . . . 26

Item 7.  Certain Relationships and Related Transactions . . 27

Item 8.  Description of Securities . . . . . . . . . . . . .27

Part II . . . . . . . . . . . . . . . . . . . . . . . . . . 28

Item 1.  Market for Common Equity and Related Stockholder
         Matters . . . . . . . . . . . . . . . . . . . . . .28

Item 2.  Legal Proceedings . . . . . . . . . . . . . . . . .29

Item 3.  Changes in and Disagreements with Accountants . . .30

Item 4.  Recent Sale of Unregistered Securities . . . . . . 30

Item 5.  Indemnification of Directors and Officers . . . . .32

Part F/S . . . . . . . . . . . . . . . . . . . . . . . . . .33

Part III . . . . . . . . . . . . . . . . . . . . . . . . . .49

Item 1.  Index to Exhibits . . . . . . . . . . . . . . . . .49

                  FORWARD LOOKING STATEMENTS
                  ==========================
Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events.

All written forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

The safe harbors of forward-looking statements provided by the Securities Litigation Reform Act of 1995 are unavailable to issuers not subject to the reporting requirements set forth under
Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. As we have not registered our securities pursuant to
Section 12 of the Exchange Act, such safe harbors set forth under the Reform Act are unavailable to us.

                     AVAILABLE  INFORMATION
                     ======================
We have filed this registration statement with the U.S.
Securities and Exchange Commission. Upon completion of this registration, we will be subject to the informational requirements of the Exchange Act and, in accordance therewith, will file all requisite reports, such as Forms 10-KSB, 10-QSB and 8-KSB, proxy statements, under Sec. 14 of the Exchange Act, and other information with the Commission. Such reports, proxy statements, this registration statement and other information, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Judiciary Plaza, Washington, D.C. 20549. Copies of all materials may be obtained from the Public Reference Section of the Commission's Washington, D.C. office at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

                                PART I

Item 1.  Description of Business
================================
General Information
-----------------------
Sockeye Seafood Group Inc. was incorporated in the State of Nevada on May 21, 2003. We are filing this Form 10-SB voluntarily with the intention of establishing a fully reporting status with the United States Securities and Exchange Commission.

We formed our company to engage in the business of procuring seafood products directly from Pacific Northwest First Nations organizations, and marketing them to North American and International wholesalers, distributors, and retailers. We are currently developing our business operations using the proceeds we raised in our initial offering. In
August 2004, we raised a total of $40,000 in an offering of our securities, pursuant to an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended. The registration statement for the offering was registered and qualified for sale by the State of Nevada Securities Division in August 2003.

We are in the development stage; have commenced limited business operations; have generated revenues of $47,384 since inception; and have incurred net operating losses of $6,241 for the period from inception on May 21, 2003 to December 31, 2004. Because we do not have significant cash in the bank or other material assets, nor do we have an established source of revenues sufficient to cover our operating costs, our auditors have expressed substantial doubt as to our ability to continue as a going concern. Our officers and directors, however, have verbally committed to advancing our operating costs on an interest free basis until we begin to generate revenues to cover them to insure that we have enough operating capital over the next twelve months to establish our business.

Our fiscal year end is December 31. We have never been party to any bankruptcy, receivership or similar proceeding, nor have we undergone any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

We do not consider ourselves a "blank check" company, as that term is defined in Regulation C, Rule 419, and we do not intend to merge with or acquire another company now or in the foreseeable future.

Background of the Industry
--------------------------
Based on the extensive experience of our Management team over the past 15-18 years, British Columbia's fisheries and aquaculture industries have undergone substantial changes during the last decade. Historically, the industry was dominated by activities related to the harvest and processing of wild salmon, while other species accounted for a relatively small share of the total output. More recently, it appears the commercial fisheries in British Columbia have been diversifying, placing increased emphasis on the harvest of species other than salmon. Government initiatives offered in an attempt to balance the size of the salmon fleet with other species has played an important role in the restructuring of the industry, which in the late 1990s. The commercial fishery responded to the Government initiatives by focusing on the harvest of species other than salmon and developing new markets for them.

At the same time, it is well established that technological advances have led to the development of a growing worldwide aquaculture (farmed finfish and shellfish)industry. According to statistics we gathered from the British Columbia Ministry of Agriculture, Food and Fisheries and The 2003 British Columbia Seafood Industry Year in Review, in the early 1980s, the industry focused almost exclusively on shellfish farming, but is now dominated by finfish farming activities. Their analyses indicate that output of the aquaculture industry has grown to the extent that the monetary value of farmed finfish and shellfish produced in British Columbia now rivals that of the wild catch. The statistics also document that British Columbia's fish processing industry processes more than 80 species of both wild and farm-raised fish into seafood products. Both domestic and foreign vessels deliver fish to processing plants in British Columbia ports or to fish processing vessels offshore.

According to BCSTATS, British Columbia's Fisheries & Aquaculture Sector, Sept. 2004, in 2003, the British Columbia harvest of more than 80 species of farmed and wild fish, shellfish and marine plants increased to 304,000 tons, with a total landed value of $636.8 million. Real GDP in the fisheries and aquaculture sector (including all four industries) was estimated at $601 million in 2001, accounting for 0.5% of the province's total gross domestic product. The industry is currently about a fourth as big as agriculture and food processing.

Wholesale Values
----------------
As evidenced in BCSTATS, British Columbia's Fisheries & Aquaculture Sector, Sept. 2004, obtained from the Ministry of Management Services, British Columbia, the wholesale value of seafood in British Columbia has remained fairly stable over the past five years. The wholesale value of seafood products that were sold, including fresh, frozen and processed, reached $1.1 billion in 2003, sales of farmed salmon generated $308 million, wild salmon $183.6 million, groundfish $262.8 million, shellfish $226.6 million, herring $102.9 million and other fish $24.2 million in wholesale value. The wholesale values include imported raw fish that are processed in BC and re-exported. The value of production peaked in 1994 and has hovered around the billion-dollar mark since.
While salmon fisheries declined throughout the 1990s, groundfish and shellfish harvests and aquaculture increased in significance. Total harvests in 2000 were 200,000 tons. The most significant gain in terms of value was by the farmed salmon industry, from $170 million in 1990 to $309 million in 2000. Farmed salmon is now the largest segment in terms of value.

British Columbia seafood products undergo various levels of processing and can be grouped into five primary processing categories: fresh, frozen, canned, cured and "other". The 2003 British Columbia Seafood Industry Year in Review, obtained from the Ministry of Agriculture, Food & Fisheries in British Columbia, states that in 2003 fresh seafood products contributed 58% of the total wholesale value, followed by frozen products at 20%, cured products (including salted and smoked) at 13%, canned products 4% and other products accounting for the remaining 5%. In 2003, 171,744 tons of British Columbia seafood was exported to 56 countries, with a total export value of $997 million.

Quick facts obtained from BCSTATS, British Columbia's Fisheries &
Aquaculture Sector, Sept. 2004, Ministry of Management Services,
Province of British Columbia:

-	The wholesale value of wild and aquaculture harvests averages about $1 billion annually with wild and farmed salmon making up about half of that total.

-	Over 90 percent of seafood produced in British Columbia,
Canada is exported. The United States accounts for 64% of the total seafood exported and Japan 21% (with the remainder split between the EU and other countries.)

First Nations Participation
---------------------------
 First Nations is the current title used by Canada to describe the various societies of indigenous peoples, called Native Americans in the U.S. They have also been known as Indians, Native Canadians, Aboriginal Americans, Amerindians, or Aboriginals, and are officially called Indians in the Indian Act, which defines the status of First Nations, and in the Indian Register, the official record of members of First Nations.

The First Nations people of Canada are made up of four main groups, excluding the Inuit in the North and Metis. The collective term for all three aboriginal groups is First Peoples. Each of these main groups contained many tribes, each of which had adapted to their environments which were all slightly different. The four main groups were subdivided by the following geographic areas:

-	The Pacific coast and mountains
-	The Plains
-	The St. Lawrence valley

- The North-East Woodlands (broad region, encompassing the woods near the Atlantic/maritimes to the tree-line in the Arctic)

The term is also used to designate bands of aboriginal people for whom reserves have been provided under the Canadian Indian Act. A representative body for Canadian First Nations is the Assembly of First Nations.

The Supreme Court of Canada's Marshall decision on September 17, 1999, affirmed a treaty right for all First Nations groups to fish, hunt and gather in pursuit of a 'moderate livelihood', stemming from treaties signed in 1760 and 1761.

Following the Court's decision, the Canadian Department of Fisheries and Oceans (DFO) initiated the Marshall Response Initiative to provide the 34 Mi'kmaq and Maliseet First Nations tribes in the Maritimes and the Gasp region of Quebec, who were potentially affected by the decision, with increased access to the commercial fishing industry on an immediate basis.

As a result of this policy response, the majority of the 34 affected Mi' kmaq and Maliseet First Nations tribes have taken on a much more significant role in the commercial fishing industry.

As reported in a study prepared for the Ministry of Agriculture, Food & Fisheries, by Michelle James of Teakerne Resource Consultants in 2003, regarding Native Participation in British Columbia Commercial Fisheries, increased Aboriginal participation has been accommodated, in part, through the voluntary retirement of fishing licenses from existing commercial license holders. In this way, disruption of other fishers has been minimized. Many of the affected First Nations groups have made dramatic progress in increasing their participation in the fishing industry and their communities have derived a number of benefits as a result. The Marshall Response Initiative has laid the foundation for a brighter future and given First Nations communities tools to help achieve greater economic prosperity and improve their quality of life.

The August 2004 issue of The Marshall Report-Fisheries and Oceans Canada, reported that First Nations groups have obtained access to more than 310 fishing enterprises under the fisheries agreements reached with DFO in response to the Marshall decision. In many cases, the enterprises have licenses to fish for several different species.

The report also disclosed that, in February 2004, the Canadian Minister of Fisheries and Oceans announced that a new $6 million At-Sea Mentoring Initiative would be carried out over the next four years. Under this initiative, mentors will help in-shore and mid-shore fishers, fisheries captains and deckhands improve their skills at sea, during the fishing season. This initiative is aimed at providing the skills for in-shore fishers to fish all their licenses and to diversify their catch. Over time, this should result in employment of more crews that are made up of members of First Nations groups.

According to the BC Seafood Alliance (www.bcseafoodalliance.com), the Fisheries Operations Management Initiative will assist First Nations groups in improving their fisheries management skills. Over the next four years, DFO will provide $1 million to help improve the operation and management of First Nations fisheries enterprises. This may include assistance in developing and implementing management structures, setting out how information sharing and reporting will be carried out, as well as establishing and communicating roles and responsibilities.

Our Proposed Business Operations
--------------------------------
We intend to use our well established contacts within the First Nations groups and commercial fishing industry to provide better pricing and quality for processing facilities and end-users, in hopes of establishing our company as a preferred BC seafood brokerage agency.

We intend to provide brokerage services, including assisting buyers and sellers in preparing and coordinating the purchase and delivery of products, generating commission revenues from facilitating the process.

We intend to use our website,http://www.sockeyeseafood.com/, for informational purposes, while establishing and building a buyer's network by means of direct sales and customer service. We will also focus on low-end product distribution networks, such as restaurants and fish/meat markets who sell directly to the public. Knowing how important price and quality are in the highly-competitive restaurant and resale distribution seafood market industry, and how often over-supply of certain fish products have spoiled because of lack of market awareness and demand, we believe that we can connect restaurants with suppliers of high quality, lower cost products to satisfy their demands. We intend to use the collective 25 years of experience of our Management team with the First Nations fisheries and commercial fisheries to bring products to market. Based on the prior experience of our Management, we know that as a result of lower taxation and licensing fees, as well as government subsidies that provide lower financing rates for equipment, the First Nations Groups are capable of supplying seafood at a lower cost. We also intend to charge a lower commission than the standard rate for sales of product in an effort to gain market share and repeat business. In addition, our supply of product will not be tied to seasonal catch quotas because the First Nations Groups' special status exempts them from the standard commercial fisheries' seasonal closures and grants them the first 5% of commercial catches. As a result, we feel this will allow us a more consistent supply of product.

Products & Services
-------------------
Our target industry will be frozen salmon and groundfish trading, fresh shellfish, such as Manila clams and Dungeness crab, and miscellaneous seafood, such as secondary byproducts and other lower level processing spin-offs (ie. Salmon roe, carcasses, etc.). Groundfish is a broad term used to categorize demersal or benthic fish
- fish that dwell at or near the bottom the ocean. Some of the species typically referred to as groundfish include rockfish, perch, thornyhead, skate, flatfish (flounder, sole), mackerel and roundfish (greenlings, ling cod, Pacific cod, sablefish, sculpins, walleye pollock, Pacific hake).

Salmon will be represented by five different species:

   King Or Chinook Salmon
   ----------------------
-  Largest and least abundant of all 5 species
-  4 to 7 year life cycle
-  Average weight: approximately 20 lbs
- Prized for red flesh, rich flavor, high oil content and firm texture
-  Most often served in upscale, white tablecloth restaurants

   Sockeye Or Red Salmon
   ---------------------
- Known for its deep red flesh, Sockeye retains its color, firm texture and distinctive flavor when cooked or processed
-  4 to 6 year life cycle
-  Average weight: approximately 6 lbs.
-  Has long been the salmon of choice of the quality conscious
   Japanese market.

   Coho Or Silver Salmon
   ---------------------
-  Second largest of 5 species
-  3 to 4 year life cycle
-  Average weight: approximately 12 lbs.
-  One of the most commonly used species in foodservice
- Known for their orange-red flesh, superior texture and excellent eye appeal

   Chum Salmon
   -----------
-  Most widely available
-  3 to 5 year life cycle
-  Average weight: approximately 8 lbs.
- Known for their firm pink flesh and moderate fat content, which results in their delicate flavor

   Pink Salmon
   -----------
-  Smallest and most abundant of 5 species
-  2 year life cycle
-  Average weight: 2 to 3 lbs.
- Known for their bright, rose-colored flesh and delicate flavor. Their abundant supply makes them an attractive value.

We intend to provide services to both the buyer and seller to facilitate the process including assisting on site, ensuring the seller has an accredited Canadian Department of Fisheries Buying Station or Plant License, prearranging sale of catch, arranging escrow services, if required, coordinating equipment and ice for packing and delivery, as well as planning and arranging for truck delivery, when required.

We believe that for salmon products, we can charge a rate of 5-7% per transaction, which based on an average of $.35-$.40 per pound, and an average sales volume of 1,000,000 lbs., would yield an average commission of $22,200 per 1,000,000 lb. transaction. On Sockeye Salmon which markets at between $4.00-$6.00 per pound, in quantities around 300,000 pounds, we would yield an average commission of $90,000 per transaction. We believe that we can accept a lower commission for our services to give us a competitive edge, allow us to become established in the industry and showcase our competitive strength, which we feel is our Management team's connections throughout the industry.

Principal Suppliers
-------------------
 Our revenues in 2004 were derived from the following three principal suppliers:

Pioneer Fish Company, Richmond, BC, Canada
Wiola Seafood Trading Ltd., Delta, BC, Canada
NorthWest Seafood Exchange, Seattle, Washington

We intend to continue using these suppliers, as well as the following suppliers, if available, with whom our officers and directors have established connections from past business relationships in the industry:

Kach-Teen Seafood, Ltd., Lummi, WA
Rid of the Red, Burnaby, BC, Canada


All of the above companies are unrelated third parties and no definitive agreements or contracts have yet been entered into with any party, verbal or otherwise. Once the winter season is over and the fishing vessels are again working on a regular basis, we intend to make contact with the above principal suppliers and begin negotiations to determine where we will be able to acquire the best prices, products and delivery schedules.

Methods of Distribution
-----------------------
 All of the revenues we generated during 2004 were from direct sales; however, we are now focusing our efforts more on brokering transactions to generate commissions, as well as consulting to generate fees, rather than from direct sales.

We intend to provide services to both the buyer and seller. These processes include, but are not limited to:

- assisting on site, ensuring sellers have an accredited Canadian Department of Fisheries Buying Station or Plant License

-   prearranging sale of catch for sellers

- arranging an independent third-party to oversee the fulfillment of buying and selling agreements ("escrow agent"), if required

- coordinating equipment and ice for packing and delivery for both buyer and sell, if and when needed

- planning and arranging for truck delivery for both seller and buyer, if and when required

We intend to use our prior established contacts in the industry to facilitate the above services.

Initially, we will endeavor to sell our services directly to buyers. We will solicit these individuals and corporations via existing connections of our Management, as well as through direct mail, email and fax broadcasts. Interested parties will be directed to view our website or to call our office for updates regarding returning vessels and their catch information.

As opportunities arise, we will also explore expanding our marketing efforts to other channels such as trade shows and trade magazines, both nationally and internationally. We intend to begin on the West Coasts of both Canada and the U.S., particularly in the Pacific Northwest, and as cash flow increases, we will explore expanding the network further south and eastward, with the hope of eventually expanding internationally as funds allow.

 We do not intend to engage in processing of seafood.

Seafood reaches consumers in most countries through a multi-level system, which may involve at least three or four transactions before a product is purchased by a consumer in a supermarket or fish market or eaten in a restaurant. In most countries, the channels of distribution incorporate locally caught and processed seafoods, with items imported from around the world. For example, in the U.S. and Japan the two largest markets for seafood, almost two-thirds of the seafood consumed is imported.
                                11



In some cases, the lines between the roles of companies in the seafood distribution channel get blurred, particularly when one company performs two functions, such as an importer that also manufactures seafood into consumer products or a distributor that also imports seafood directly.

In addition, seafood is processed into a wide variety of product forms (head on, head off, steaks, fillets, portions, smoked). Seafood can also be packaged either minimally or extensively and sold live, fresh, frozen or canned. Products may move directly from fish plant to end-user or through a myriad of sales and distribution channels where value may be added through additional processing.

We intend to act as an intermediary between buyer and seller, charging a commission for our services. Some of these buyers will include:

Exporters - Seafood exporters purchase a product and sell it to a buyer, known as an importer, in another country. The seafood an exporter buys can be purchased from a seafood processor or a trading company that has purchased the product from a processor. Many large seafood processors do their own exporting and sell their seafood directly to buyers in other countries.

Exporters are usually paid for their products by a Letter of Credit
(LC) or by a direct bank wire transfer (TT). Depending on the terms of the sale, an exporter may be paid either when the product is shipped or when it is received by the importer.

Importers - Seafood importers purchase products from foreign suppliers that export seafood. Importers normally purchase products outright and pay for them either on shipment or on receipt of the products in their own countries. In many cases, though, payment will be subject to clearance by local health authorities, such as the FDA in the U.S.

Most well-established importers have long-standing relationships with their foreign suppliers and may or may not be looking for additional sources of supply. Often, an importer will look for additional suppliers only if his current supplier is unable to fill his needs, or if he can get a lower price from a new supplier.

Seafood Processors - Primary seafood processors (which include fish processing plants) buy fish and shellfish from fishermen and aquaculture producers. How much processing a processor does can vary greatly, depending on the product and the market. In the case of fresh salmon and halibut, for example, a large volume of fish is simply headed, gutted, washed and put into a box before it is sold to a buyer. In the case of other products, such as crab or canned salmon, the processing is more extensive.


                                 12





Secondary seafood processors buy products from seafood processors and do additional processing into more convenient product forms. A secondary processor in Seattle, for example, may buy salmon from a fish plant in Vancouver and have it processed into skinless, boneless salmon portions. Many primary seafood processors also perform secondary processing functions. In this case, primary processors reprocess their own product, as well as raw material they buy from other primary processors. Primary processors will also buy raw material from traders, since processors will not always sell directly to competing processors.

Brokers - Brokers act as the sales agents for the actual owners of the product (foreign or domestic processors in many cases, or importers) and receive a commission on any sales they transact. Brokers, who do not normally take title to goods, often work a specific region of a country where they have developed relationships with buyers. Brokers normally sell to wholesale distributors or to higher-volume end users such as restaurant chains or supermarket chains.

Traders - Traders purchase seafood and sell to other traders, exporters, importers, distributors, foodservice operators or retail supermarket chains. Traders usually specialize in a few specific seafood commodities and minimize market risk by doing "back-to-back" deals where they do not buy products until they have identified a customer. While brokers earn commissions from sales, traders earn a profit on the margin between their purchase price and their sales price. Volume is important for traders because of the small margins realized on each sale.

Distributors - Distributors purchase products from processors, traders, importers or wholesalers and provide physical delivery of products to foodservice operations (restaurants, hotels, schools, hospitals) or retail markets (supermarkets, fish markets). In general, distributors do not spend a great deal of time "selling" new items and species or developing new markets. Two types of distributors handle seafood: broadline distributors and specialty seafood distributors.

Broadline Distributors - Broadline distributors, who usually specialize in either the foodservice or supermarket markets, sell a very large range of food and non-food items. Foodservice broadliners sell thousands of food, table, and kitchen items to restaurants, hotels, and food operations at hospitals, schools, cruise lines, and other outlets where food is prepared and sold or served. Retail broadliners, on the other hand, will supply supermarkets with a comprehensive, although less extensive variety of items. In a number of cases, retail broadliners are a cooperative owned by a regional group of independent supermarkets.

                              13







While seafood is but one of many food items offered by broadline distributors, it is an important commodity. Generally, broadline distributors do not purchase seafood directly from foreign suppliers but deal with importers, processors, and brokers. Most of the seafood carried by broadline distributors is frozen. However, a growing number of broadline distributors carry some fresh seafood items that are available on a regular basis.

Specialty Seafood Distributors - Specialty seafood distributors, as the name indicates, specialize in seafood or seafood-related products, with an emphasis on fresh products. Specialty seafood distributors sell to both foodservice and retail accounts. Most major U.S. cities have one or two specialty seafood distributors that dominate the market and a number of smaller seafood distributors. Seafood distributors normally make deliveries directly to individual restaurants or retail stores as often as five days a week. In the case of larger supermarket chains, though, a seafood distributor may deliver to a central warehouse and the chain will make deliveries to its individual units. Specialty seafood distributors purchase seafood from importers, processors, brokers, traders and other distributors.

Foodservice Buyers - The foodservice industry includes restaurants and institutions (including hospitals, schools, factories and large offices). The restaurant segment of food service includes large seafood chains, such as Red Lobster, Long John Silver's and Captain-D's; family restaurants such as Chili's, Perkins and Denny's; and casual dining and independent restaurants. While most foodservice operations buy from distributors, the purchase decision is often made after a sales presentation of a new product by an importer, processor or broker. Each foodservice operation has individual requirements as to price, product form, packaging, frequency of delivery and other factors.

Retail Buyers - The retail market segment for seafood consists primarily of large regional supermarket chains. However, in recent years mergers have created some powerful chains with national reach. In most cases, seafood purchasing decisions, particularly for fresh products, are made at the national or regional division level. Rarely are purchasing decisions made at the level of the individual supermarket.

Large volumes of fresh and frozen seafood are also sold through warehouse/club stores such as Costco and Sam's Club. Most seafood purchasing decisions for club stores are also made at the national and regional levels. For some fresh seafood items-like farmed salmon-that are readily available, club stores will sign a contract for guaranteed pricing for a 3-or 6-month period. Depending on the product, club stores will buy direct from processors, importers, or seafood distributors. As a general rule, club stores buy fresh seafood from seafood distributors and frozen seafood directly from processors and importers.

                                   14



Independent fish markets are still important retail outlets on the East Coast of the United States, but less so in the West. A retail fish market will generally move considerably more seafood than a seafood counter at an individual supermarket.

 In summary, we intend to primarily act as a broker, arranging sale of product to importers/exporters, processors, distributors and retailers. To reach these target groups, we intend to use direct sales by means of telephone, fax and email conducted by our Management team until such time as we generate revenues and can afford to hire sales staff.

We believe that one market in particular, Chum Salmon, will be very lucrative. Normally Chum Salmon is considered lower-grade because of its sheer volume of catch. Over the years, the omission of Chum Salmon from the dinner menus of major restaurants has led buyers to believe that it cannot provide the same quality experience for the pallet as other species of Salmon. However, in our Management's experience, Chum Salmon is abundant, inexpensive and definitely comparable, if selected properly. We believe that quality can be ensured by using a select group of west coast First Nations members who are proficient in catching quality Chum Salmon and by doing so, we believe that the cost savings in converting our primary brokerage sales to Chum Salmon will be an attractive proposition for any of our target markets.

We intend to advertise in web-based and print-based trade magazines and journals, such as Food Service, FoodNet, Foodservice.com, Nation's Restaurant News (NRN), On the Rail, Restaurant Business, Restaurant Digest, Restaurant Finance Monitor, Restaurant Forum, Restaurant Report, Restaurants & Institutions Magazine, Restaurants and Institutions Marketplace, SLAMMED Magazine, among others.

Website
-------
We have developed and are currently managing our website at http://www.sockeyeseafood.com/ to inform the public regarding our services, proposed products, quality, quantity and pricing and to provide up-to-the-minute harvest information directly from returning fishing boats. Once we have developed a database of buyers, we intend to prepare an email address list and disseminate current information directly to those buyers via email and fax broadcast. During the off-season for salmon fishing, we intend to produce a newsletter to keep in contact with buyers regarding developments in the fishing industry.

The website is hosted by Hostway Corporation , an unrelated third party located at 1 N. Stet S. Suite 1200, Chicago IL 60602 at a charge to us of $13.95/month. The services are based on a verbal agreement which was prepaid for a period of 2 years, and expired on May 20, 2005. It was then renewed for another year, expiring on May 20, 2006, and is renewable on a year-to-year basis thereafter. We are


                           14


responsible for making any changes to the website, as well as posting of all content and updates, which is done on a daily basis during the busy fishing season and on a bi-monthly basis during the off-season by our Management. No web functions are currently being contracted to any third parties at this time, other than the web hosting disclosed above.

Competition
-----------
Competition for the products we intend to broker and the services we intend to offer comes from several reputable companies throughout Canada and the U.S. These companies range from large multi-nationals who manage hundreds of accounts to small "one-man operations" who service only a few clients. In general companies that operate in this industry cooperate primarily with commercial fisheries and do not have the contacts within the First Nations communities to gain access to, or simply are not aware of the First Nations openings that account for 3-5% of the total harvests of salmon, halibut, and shellfish from the coastal waters of British Columbia.

We believe our top competitors in British Columbia are:

Calkins And Burke Ltd.
#800-1500 West Georgia St.
Vancouver BC
Canada V6G 2Z6

Majestic Seafood Products (1997) Inc.
100-1200 Valmont Way
Richmond BC
Canada V6V 1Y4

Ocean Fisheries
13140 Rice Mill Road
Richmond BC
Canada V8W 1A1

Lions Gate Fisheries Ltd.
4179 River Road
Delta BC
Canada V4K 1R9

Pacific Seafoods International Ltd.
10210 Bowerbank Roaed
Sidney BC
Canada V8L 3X4

Pinnacle Seafoods Ltd.
2199 Commissioner St.
Vancouver BC
Canada V5L 1A4

Andersen Food International Ltd.
10972 Shelley Pl.
Delta BC
Canada V4E 1G5
                                      16

Some of these companies have a longer operating history, significant capital and established long-term contacts in the fishing industry, as well as with various buyers. We believe that we can successfully compete in the industry because there are few companies who buy regularly from the First Nations groups, where a large amount of fishing permits are now being allocated. We believe that as a result of our contacts, as well as the fact that we intend to focus our efforts primarily on these sources, we believe that we can "brand" our company as both a reliable source of market harvests, and a source of consistent, high-quality, less-expensive product.

We believe the primary factors for our success will be to forge good relationships with the First Nations communities that provide the seafood harvests, controlling the quality of product delivered to market and educating and fostering a strong buying network.

Government Regulation, Licensing and Taxation
---------------------------------------------
 We have obtained our Nevada Business License, our extra provincial registration in British Columbia, Canada and our federal business number in Canada. We have applied for our sales tax number, which allows us to collect and pay taxes in Canada. We have applied for our import/export license, which is required for importing/exporting products into/out of Canada. We have also submitted an application for a Fish Broker License to be issued under the British Columbia Fish Inspection Act from the British Columbia Ministry of Agriculture, Food and Fisheries.

Government Regulations Affecting First Nations Groups - Certain Aboriginal rights exist in Canadian law and cannot be taken away by any government. Specifically, Section 35 of the Constitution Act, 1982, affirmed that Aboriginal title, and the rights that go along with it, exist whether or not there is a treaty. Aboriginal rights refer to practices, traditions and customs that distinguish the unique culture of each First Nation and were practiced prior to European contact. Aboriginal title is an Aboriginal property right to land In 1997, the Supreme Court of Canada ruled in the Delgamuukw case that Aboriginal title is a right to the land itself, not just to the right to hunt, fish and gather on the land. Crown title refers to the provincial or the federal government's interest in the land. The First Nations of
 Canada are exempt from Federal and Provincial taxation and are granted the right to use the communal land and the spoils of that land for modest gain.

With direct relation to the fishing industry, in 1990, the Supreme Court of Canada issued a landmark ruling in the Sparrow decision. This decision found that the Musqueam First Nation had an Aboriginal right to fish for food, social and ceremonial purposes. The Court found that where an Aboriginal group has a right to fish for food, social and ceremonial purposes, it takes priority, after conservation, over other uses of the resource affected. The Supreme Court also indicated the importance of consulting with Aboriginal groups when their fishing rights might be affected.

In response to this decision, and to provide stable fishery management, DFO (Canadian Department of Fisheries and Oceans) launched the Aboriginal Fisheries Strategy (AFS) in 1992. The AFS is applicable where DFO manages the fishery and where land claims settlements have not already put a fisheries management structure in place.

Each First Nations group has its own negotiated treaty with the Canadian Federal government, even though they are all generally similar. The common thread is that each Group can issue its own licenses and collect its own taxation from the particular industry. Each Group, however, has a different negotiated allowance, i.e., number and/or amount of fish they can catch.

Internet Service Regulation - There are currently no definitive laws relating to e-commerce business or online sales of products. It is possible that claims could be made against online e-commerce companies in the future under both US and foreign laws for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, among others, which could impact the sale of products via the Internet and, specifically, impact our ability to sell products online. Internet Security continues to remain a concern to companies which conduct business via the web; however, with money now exchanging hands in Internet transactions, it is an even greater concern. The potential for viruses which can virtually destroy a system is a distinct possibility and hackers now have the potential technology to wreak havoc on any business operation. Unsecured transactions on the Internet are subject to inspection by just about anyone who knows how to access the information regarding them. As credit card or checking account numbers are being exchanged, the window of opportunity for theft is wide open. We will attempt to obtain the highest security measures for our website.

Our Management does not believe there are any other existing or probable government regulations could impact our business. However, we could be indirectly affected if our independent suppliers/fishing vessels fail to operate in compliance with applicable laws and regulations. We do not control any potential suppliers or their labor practices. The violation of labor or other laws by an independent supplier, or the divergence of such a supplier's labor practices from those generally accepted as ethical in Canada and the United States, could result in adverse publicity for us, which could potentially damage our reputation and impact our proposed business and/or revenues.

Patents and Trademarks
----------------------
We currently have no patents or trademarks, nor do we intend to file for any patent or trademark protection in the future. Our business is based on the import and sale of products obtained from others and, as such, no patent or trademark protection is required for the conduct of our business operations. Since we have no patent or trademark rights, unauthorized persons may attempt to copy aspects of our business, including our web site designs, product information and sources, brokerage and sales techniques, or to obtain and use information that we regard as proprietary, such as the technology used to operate our web site and web content. Any encroachment upon our proprietary information, including the unauthorized use of our name, the use of a similar name by a competing company or a lawsuit initiated against us for infringement upon another company's proprietary information or improper use of their trademark, may affect our ability to create brand name recognition, cause customer confusion and/or have a detrimental effect on our business. Litigation or proceedings may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain name and/or to determine the validity and scope of the proprietary rights of others. Any such litigation or adverse proceeding could result in substantial costs and diversion of resources and could seriously harm our business operations and/or results of operations.

Employees
---------
We do not have any employees at this time, other than Sheldon Goldberg and Dave Knapfel, our two officers and directors. Mr. Goldberg devotes approximately 20 hours per week to our business and Mr. Knapfel devotes approximately 5 hours per week to our business operations.
We believe that our operations are currently on a small scale that is manageable by these individuals, but intend to add sales staff as our operations grow and additional staff is warranted.

Reports to Security Holders
---------------------------
We will furnish audited annual financial reports to all of our stockholders, certified by our independent accountants, and will furnish unaudited quarterly financial reports, reviewed by the independent accountants.

Item 2. Management's Plan of Operation and Analysis of Results of
Operations and Financial Condition
-----------------------------------------------------------------

Results of Operations
---------------------
We are in the development stage and have commenced limited business operations to date. For the period from January 1 through March 31, 2005, the most recent practicable disclosure date, we generated revenues of $3,977. For the period from inception on May 21, 2003 to March 31, 2005, we have generated total revenues of $51,361. Our cost of goods sold for the period from January 1 through March 31, 2005, were $2,883, leaving us with a gross profit before expenses of $1,094 for the period. Our cost of goods sold for the period from inception on May 21, 2003 to March 31, 2005 were $44,527, leaving us with a gross profit since inception of $6,834. Our total operating expenses for the period from January 1 to March 31, 2005 were $5,183, consisting of $5,000 in professional fees and $183 in general and administrative expense.

Liquidity and Capital Resources
-------------------------------
At March 31, 2005 and as of the date of the filing of this amended registration statement, we have $318 in cash in the bank and $30,437 in outstanding accounts receivable from sales of our products, which when collected, together with revenue we expect to continue to derive from business operations, will satisfy our cash requirements for business operations for at least the next 12 months without having to raise additional funds or seek bank loans. However, our auditors have expressed the opinion that in our current state, there is substantial doubt about our ability to continue as a going concern. There is no assurance that sufficient revenues can be generated or that additional financing will be available, if and when required, or on terms favorable to us. If we are unable to generate sufficient revenues and/or obtain financing if and when needed, our current business plans could fail.

During the next 12 months, we do not intend to spend any funds on research and development.

We do not intend to purchase any significant property or equipment, nor incur any significant changes in employees during the next 12 months.

Net cash provided by financing activities since inception was $45,000, $40,000 of which were the total proceeds raised in an offering of our securities conducted in the State of Nevada under an exemption provided by Rule 504 of Regulation D of the Securities Act of 1933 and $5,000 of which were the total proceeds raised from the private sale of stock to our officers and directors.

 We do not intend to hire any new employees during the ensuing year, unless our business operations expand sufficiently to warrant additional staff.

We do not anticipate any material commitments for capital expenditures in the near term. We are not aware of any trend in our industry or capital resources which may have a negative impact on our income or revenues.

Off-Balance Sheet Arrangements
------------------------------
We have no off-balance sheet arrangements.

Critical Accounting Policies
----------------------------
Our financial statements are based on the selection and application of generally accepted accounting principles, which require us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Future events and their effects cannot be determined with certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to our financial statements. We believe that our policies may involve a higher degree of judgment and complexity in their application than our other accounting policies and represent the critical accounting policies used in the preparation of our financial statements. If different assumptions or conditions were to prevail, the results could be materially different from our reported results. Our significant accounting policies are presented in the notes to our financial statements.

When we prepare our consolidated financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. We base these estimates on historical results and various other assumptions believed to be reasonable, the results of which form the basis for making estimates concerning the carrying value of assets and liabilities that are not readily available from other sources. Actual results could differ from the amounts previously estimated, which were based on the information available at the time the estimates were made. Changes in estimates are recorded if and when better information becomes available.

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make an assumption about a matter that was highly uncertain at the time the estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of a different estimate that we reasonably could have used in the current period, could have a material impact on our consolidated results of operations or financial condition.

As we are currently only a development stage company, with minimal revenues, we do not yet have an Audit Committee.

Plan of Operation/Milestones
----------------------------
In order to become fully operational and profitable, we will need to achieve each of the milestones outlined below within the next 12 months:

1. Obtain Extra-Provincial Registration in British Columbia: We have Obtained our extra-provincial registration in British Columbia, Canada at an approximate cost of $315.

2. Obtain British Columbia Fish Broker License: We have submitted an application to the Government of British Columbia, Ministry of Agriculture, Food & Fisheries for our British Columbia Fish Broker License at a total cost of approximately $185.

3. Expand our distribution efforts to Chinese clientele: We primarily intend to offer Hake and Geoduck Clams after obtaining solid and reliable sellers. We have already commenced planning for this opportunity and have started making contacts with potential buyers for both species. We anticipate purchasing and sending samples to interested buyers for consideration in June or July of 2005. We estimate the cost to complete this milestone will be approximately $300.

4. Expand our distribution efforts to Japanese clientele: To include Sockeye Salmon, Albacore Tuna, Black Cod and Salmon Roe. We intend to start actively pursuing this venture after obtaining solid commitments from fisherman from third party companies. Our officers and directors have received verbal commitments from First Nations fisherman from the Cheam reservation in British Columbia to supply product at whatever the prevailing market rates will be at the time of purchase. Our Management has decided to focus on brokering product to third parties, rather than on carrying and selling inventoried product. We anticipate this expansion to occur sometime in June or July of 2005. We don't expect to incur any costs to complete this milestone, as the contacts will all be made by our officers and directors.

5. Secure relationships with fishing vessels for product delivery direct to restaurants and hotels: We expect to complete this milestone by July 2005 at no cost, as the contacts will be made by our officers and directors.

6. Begin compiling hotel and restaurant buyers' contacts: To provide sales network of product to be purchased direct from incoming fishing vessels. We expect to complete this milestone by August 2005 at no cost, as the contacts will be made by our officers and directors.

7. Begin advertising services in trade publications: We have already identified the most widely read publications in our industry and intend to advertise in 2-3 magazines by the end of September 2005. We estimate the costs to complete this milestone will range between $3,000-$4,000.

8. Broadcast real-time information via our website for ease of access for our customers: We expect to achieve this milestone by September 2005. Furthermore, by October 2005, we intend to provide customers on-line order handling. We do not expect to incur any costs to complete this milestone, as the website content will be updated by our officers and directors.

9. Begin building a sales team to assist food and beverage industry clients in purchasing seafood products. We expect to implement this milestone in by September/October 2005 in an effort to build and expand our customer base for the 2006 spring/summer season. We do not expect to incur any costs to complete this milestone, as we will be seeking experienced sales personnel through our established contacts in the industry, rather than placing advertisements.

10. Hake program for Export: We intend to do a comprehensive study for export to Europe. We expect to complete this project and milestone with samples going out to Europe in September/October of 2005. We project the estimated costs to complete this study will be up to $1,000.

11. Begin attending trade shows: We are currently planning to attend the China Fisheries and Seafood Expo in Guangzhou, China PRC in November 10-12, 2005. No other trade shows are planned at this time; however, we are seeking others and plan to attend them as and when funds allow. We estimate the costs to complete this milestone will be between $1,500-$2,000.

12. Expand Asian Buyer network: As a result of the trade show in Guangzhuo, China, we anticipate more exposure in China specifically, and possibly the rest of Asia by December 2005. We hope to establish contacts throughout China during the trade show and intend to implement a sample mailing during December 2005/January 2006. We expect the costs to complete the sample mailings will be approximately $200.

13. Design and Develop "Off Season" Contact Newsletter: We plan to compile a list of contacts and design and develop a newsletter to send to them via email on a monthly basis during the "off season" to maintain regular contact with our suppliers and buyers. We intend to complete this milestone and begin emailing the newsletter sometime in December 2005. There will be no cost to complete this milestone, as the newsletter will be written and delivered via email by our officers and directors.

14. Expand Supply operations to include Alaskan Salmon Fishery: Begin contacting Alaskan Native-American groups regarding supplying Alaskan Salmon and other seafood products to compliment the Pacific Northwest suppliers during January-March 2006. There will be no cost to complete this milestone, as our officers and directors will be making all the contacts/solicitations.

 Our officers and directors will not be paid or reimbursed for carrying out the "no-cost" activities listed in the milestones section above on our behalf.

Risk Factors
------------

1. We may be unable to continue as a going concern if we fail to generate sufficient revenues.

We are a development stage entity and have only generated revenues of $47,384 since inception. After deducting our cost of goods and operating expenses, we incurred a net loss to date of $6,241. We will not be profitable until we establish a customer base and begin to derive revenues. We expect to continue to lose money unless we are able to generate sufficient revenues and cash flows. Our auditors have expressed the opinion that, since we do not have significant cash or other material assets, nor an established source of revenues sufficient to cover our operating costs, there is substantial doubt about our ability to continue as a going concern. Our officers and directors have committed to advancing operating costs to us on an interest free basis to insure that we have enough operating capital for the next twelve months; however, there are no assurances that we will be able to generate any business or revenues. If we are unable to generate sufficient revenues and cash flows sufficient to meet our costs of operations, we may be forced to cease our business.

From inception to December 31, 2004 and to the date of the filing of this registration statement, we have realized gross revenues of $47,384; however, after deducting our cost of goods sold and total operating expenses, we incurred a total net operating loss of $6,241.
We have cash on hand as of December 31, 2004 in the amount of $8,869.
Our continued operations are dependent upon our ability to generate revenues from operations and/or obtain further financing, if and when needed, through borrowing from banks or other lenders or equity funding. There is no assurance that sufficient revenues can be generated or that additional financing will be available, if and when required, or on terms favorable to us. If we are unable to generate sufficient revenues and/or obtain financing if and when needed, our current business plans could fail and we may be forced to close our business.

2. Changes in consumer preferences could reduce demand for our products.

Any change in consumer preferences for fish and/or seafood products could have a material adverse effect on our business operations and resulting proposed revenues. Failure to anticipate and respond to changes in consumer preferences and demands could lead to, among other things, lower sales results and revenues.

3. We are dependent on independent fishing contractors for the production of the seafood products we intend to broker and market.

We rely completely upon independent third parties for the seafood products we intend to broker to third parties. The inability of a supplier or fishing contractor to deliver products we have brokered in a timely manner or to meet our quality standards could cause us to miss the delivery requirements of our customers for those items. This could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which will decrease our revenues. Although we plan to enter into purchase order commitments with specific time frames for delivery, method of payment, design and quality specifications and other standard industry provisions, we do not have any long-term contracts with any of our proposed suppliers/independent fishing contractors. In addition, we compete with other companies for the production capacity of independent suppliers. As we are a development stage, startup company, all of these competing companies have substantially greater brand recognition, established reputations and financial and other resources than we do, thereby giving them an advantage in the competition for production capacities. Fluctuations in the availability and cost of products could reduce our future proposed profitability.

4. Our operating results are vulnerable to fluctuations in the cost and availability of the products we may acquire.

We expect that alternate qualified suppliers will be available in the event there are production, delivery or other problems with our primary suppliers/fishing contractors. However, as we use a foreign currency to purchase our products, fluctuations in exchange rates could adversely affect the competitiveness of the products that we import. We have no plans to hedge our operations against exchange rate fluctuations and this could make some or all of our products less desirable in the event of unfavorable exchange rate fluctuations. This, in turn, could reduce our any future profitability.

5. We may become dependent upon a limited number of customers and our revenues may be negatively affected by the loss of any number of such customers.

At times, we may derive a significant portion of our revenue from a limited number of customers. Our revenues could be negatively affected if we were to lose any major clients or if we were to fail to collect a large account receivable. In addition, many of our customer relationships will be on a per purchase order basis. As a result, we cannot be guaranteed that any customer will continue to use our brokerage services to purchase their products beyond each individual order. Accordingly, the loss of any large customer relationship could adversely impact our business, financial condition and results of operations.

6. Our Management is involved with other business activities, which could reduce the time they allocate to our operations.

Our operations depend substantially on the skills and business experience of Sheldon Goldberg and David Knapfel, our officers and directors, who each currently devote part time to our business operations. David Knapfel devotes approximately 5 hours per week and Sheldon Goldberg devotes approximately 20 hours per week. During the busy fishing season from August through November both officers and directors will be devoting additional time, as needed, to our business. Without employment contracts, we may lose any of our officers and directors to other pursuits without a sufficient warning and, consequently, be forced to either hire adequate replacements or go out of business. Our officers and directors may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, one or more of these individuals may face a conflict in selecting between devoting time to our business and his other business interests. We have not formulated a policy for the resolution of such conflicts.

7. Our current shareholders control our company and have voting control; as a result, you may have no influence over future matters considered by our stockholders and/or Board of Directors.

Our current officers, directors and their affiliates currently own 50% of our issued and outstanding common stock. As a result, the existing stockholders are in a position to elect all of our directors, appoint our officers and control our affairs and operations. Our Articles of Incorporation do not provide for cumulative voting.

8. Fluctuations in the trading price of our common stock could prevent investors from selling their holdings.

 There is currently no trading market for our securities; however, if and when our securities become publicly listed and trading, the trading price of our common stock could be subject to wide fluctuations in response to variations in quarterly results of operations, the gain or loss of significant customers, changes in earning estimates by analysts, announcements of innovative new seafood products or methods by us or our competitors, general economic conditions and other events or factors, many of which are beyond our control. In addition, the stock market has recently experienced extreme price and volume fluctuations which have affected the market price for many companies in industries similar or related to ours, which have been unrelated to the operating performance of these companies. These market fluctuations in the trading price of our common stock could make it difficult for investors to sell their stock or ever realize a profit in any investment they make in our company.

9. Investors may have difficulty liquidating their investment because our common stock is subject to penny stock regulation.

The SEC has adopted rules that regulate broker/dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system). The penny stock rules require a broker/dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker/dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker/dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules, and accordingly, customers in our securities may find it difficult to sell their securities, if at all.

10. Certain Nevada corporation law provisions could prevent a potential takeover, which could adversely affect the market price of our common stock.

We are incorporated in the State of Nevada. Certain provisions of Nevada corporation law could adversely affect the market price of our common stock. Because Nevada corporation law requires board approval of a transaction involving a change in our control, it would be more difficult for someone to acquire control of us. Nevada corporate law also discourages proxy contests making it more difficult for you and other shareholders to elect directors other than the candidate or candidates nominated by our board of directors. Our articles of incorporation and by-laws contain no similar provisions.

Item 3.  Description of Property
--------------------------------
We maintain a virtual office at Suite #400 - 601 West Broadway, Vancouver, BC V5Z 4C2, for which we pay approximately $125 per month on a verbal month to month basis with no cancellation policy. Services include personalized answering service and voicemail for an unlimited number of calls, fax receiving, business address and mail receiving, as well as availability of office space, boardroom space, and secretarial services on an a la carte basis. We rent our virtual office from Office Suites on Broadway, an unrelated third party, located at the same address. We believe that our current office arrangements are suitable given the nature of our current operations and also believe that we will not need to lease additional administrative offices for at least the next 12 months.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management
------------------------------------------------------------
The following table sets forth information as of December 31, 2004 and the date of the filing of this registration statement, certain information regarding the beneficial ownership of our common stock by:

1. Each person who is known us to be the beneficial owner of more than 5% of the common stock,

2.  Each of our directors and executive officers, and

3.  All of our directors and executive officers as a group.

Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

----------------------------------------------------------------------
                                            Amount and
                                             Nature of         Percent
                    Name and Address        Beneficial           of
Title of Class      of Beneficial Owner     Ownership          Class
----------------------------------------------------------------------
Common Stock        Sheldon Goldberg         500,000            25%
                    846 W. 46th Avenue
                    Vancouver, BC,
                    Canada V5Z 2R2

Common Stock        David F. Knapfel         500,000            25%
                    585 W. 60th Avenue
                    Vancouver, BC,
                    Canada V6P 1Z8
---------------------------------------------------------------------
Officers and Directors
as a Group (2 persons)                     1,000,000            50%
---------------------------------------------------------------------

Change in Control
-----------------
No arrangements exist or are planned that may result in a change of control of our Company.

Item 5.  Directors and Executive Officers, Promoters and Control
Persons
----------------------------------------------------------------------
The following table sets forth certain information with respect to each of our executive officers or directors.

---------------------------------------------------------------------
 Name                Age  Position(s)       Period Serving    Term
----------------------------------------------------------------------
Sheldon Goldberg     45   President, CEO,   May 2003-2005   1 year(1)
                          and Director

David F. Knapfel     32   Vice President,   May 2003-2005   1 year(1)
                          Treasurer, CFO,
                          Secretary,
                          Principal
                          Accounting
                          Officer and
                          Director
----------------------------------------------------------------------

(1)Officers and directors hold office until the next annual director and/or stockholders' meeting, held in May of each year, or until a successor or successors are elected and appointed.

Directors, Executive Officers and Significant Employees
-------------------------------------------------------
Set forth below are summary descriptions containing the name of our directors and officers, all positions and offices held with us, the period during which such officer or director has served as such, and the business and educational experience of each during at least the last five years:

Sheldon Goldberg has been the President, CEO and Chairman of the Board of Directors of the company since inception. From 1986 to May 2003, he was an independent contractor trading in seafood products. in the West Coast Seafood Industry, focusing on the purchasing, processing, wholesaling and logistics of handling wild stock of fresh and frozen salmon. He has vast experience in secondary processing such as salmon roe extraction and smoking. For the past 15 years he has associated himself with members of the First Nation's groups, where he has learned and worked in the seafood industry. Mr. Goldberg devotes approximately 20 hours per week  to our business.

David Knapfel has been the Vice-President, Treasurer, CFO, Principal Accounting Officer, Secretary and a Director of the Company since inception. Since March 2004, he has also been the Secretary, a Director and a principal stockholder of Thai One On, Inc., a publicly registered and reporting under SEC File Number 333-115776, but not listed or trading, Nevada corporation, which owns and operates a restaurant in Taipan, Selangor, Malaysia. From August 2001 to March
 2003, Mr. Knapfel was the owner of Touchwood Co., Ltd., a retailer and wholesaler dealing in the restoration and exportation of SE Asian antique furniture located in Bangkok, Thailand. From July 2002 to August 15, 2003, he was an officer, director and principal shareholder of 4forGolf, Inc., a Nevada corporation engaged in the online golf reservations business, which was a public reporting company that voluntarily filed a Form 10-SB under SEC File No. 0-50036 subject to the Exchange Act of 1934. The company's business plans were unsuccessful; the company was merged and changed its name to Tricell, Inc. Mr. Knapfel resigned in August 2003. From April 1999 to August 2001, he was the owner of Dogma.com Co., Ltd., a company specializing in print and internet graphic design. From April 1997 to April 1999, he worked as a freelance print and Internet graphic designer. He attended the British Columbia Institute of Technology in Burnaby, BC and graduated with a Diploma in Technology, Building Economics &
Design in April 1997. Mr. Knapfel currently devotes part time on an as needed basis to our business, which generally amounts to about 5 hours per week.

Item 6.  Executive Compensation
-------------------------------
We do not have employment agreements with our executive officers. We have yet to determine the appropriate terms needed for the creation of employment agreements for our officers. There has been no discussion with any of our officers regarding any potential terms of these agreements, nor have such terms been determined with any specificity.

We plan to have these agreements completed by the beginning of the next year. We have no proposal, understanding or arrangement concerning accrued earnings to be paid in the future. In the meanwhile, none of our executive officers have been drawing salaries since they were appointed to their positions.

----------------------------------------------------------------------
                  SUMMARY COMPENSATION TABLE
----------------------------------------------------------------------
                        Annual Compensation     Long-Term Compensation
                   ---------------------------   ---------------------
                                        Other    Awards    Payouts
Name and                                Annual
Position(s)        Year  Salary  Bonus   Comp.
----------------------------------------------------------------------
Sheldon Goldberg   2004     -      -      -         -           -
President and CEO  2003     -      -      -         -           -

David F. Knapfel   2004     -      -      -         -           -
VP, Treasurer,     2003     -      -      -         -           -
Principal
Accounting Officer
and Secretary

----------------------------------------------------------------------

Directors' Compensation
-----------------------
We have no formal or informal arrangements or agreements to compensate our directors for services they provide as directors of our company.

Employment Contracts and Officers' Compensation
-----------------------------------------------
Since our incorporation, we have not entered into employment agreements with any of our officers, directors or employees. Any future compensation to be paid to these individuals will be determined by our Board of Directors, and employment agreements will be executed. We do not currently have plans to pay any compensation to our officers or directors until such time as we are cash flow positive.

Stock Option Plan And Other Long-term Incentive Plan
----------------------------------------------------
We currently do not have existing or proposed option/SAR grants.

Item 7.  Certain Relationships and Related Transactions
-------------------------------------------------------
In May, 2003, a total of 1,000,000 shares, consisting of 500,000 shares each, were issued to Sheldon Goldberg and David Knapfel, officers and directors of our Company, in exchange for $.005 per share, or $5,000.

We do not have any other related transactions and have not yet formulated a policy for the resolution of any related transaction conflicts, should they arise.

Item 8.  Description of Securities
----------------------------------
Our authorized capital stock consists of 25,000,000 shares of common stock, par value $.001 per share. As of March 31, 2005, and the date of the filing of this registration statement, we had 2,000,000 shares of common stock outstanding. The following summary discusses all of the material terms of the provisions of our common stock, as set forth in our Articles of Incorporation and bylaws.

Common Stock - As a holder of our common stock:

1. You have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;

2. You are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;

3. You do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;

4. You are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholder; and

5. There is no cumulative voting for the election of directors.

Anti-Takeover Provisions - Our charter and by-laws allow us to authorize and issue common stock with designations and rights that our Board of Directors may determine at their discretion to create voting impediments or to frustrate persons seeking to effect a merger or to otherwise gain control of our company. Additionally, the anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Revised Statutes apply to our company. The Nevada law prohibits us from merging with or selling our company or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired our shares, unless the transaction is approved by our Board of Directors. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of our company. Our articles and by-laws do not contain similar provisions.

                           Part II
                           -------
Item 1.  Market for Common Equity and Related Stockholder Matters
-----------------------------------------------------------------
Market Information
------------------
There is currently no established public trading market for our common stock. Our common stock is currently listed for quotation in the Pink Sheets under the symbol SEYS; however, active trading has not yet commenced. We have no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

Shares Available Under Rule 144
-------------------------------
There are currently 1,000,000 shares of common stock that are considered restricted securities under Rule 144 of the Securities Act of 1933. All 1,000,000 shares are held by our affiliates, as that term is defined in Rule 144(a)(1). At the present time, the resale or transfer of the restricted shares of Common Stock is not permissible. In general, under Rule 144 as amended, a person who has beneficially owned and held restricted securities for at least one year, including affiliates, may sell publicly without registration under the Securities Act, within any three-month period, assuming compliance with other provisions of the Rule, a number of shares that do not exceed the greater of (i) one percent of the common stock then outstanding or, (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. A person who is not deemed an "affiliate" of our Company and who has beneficially owned shares for at least two years would be entitled to unlimited resales of such restricted securities under Rule 144 without regard to the volume and other limitations described above.

Our officers and directors, possessing approximately 50% of our voting common stock, control significantly all of our activities and thus, may affect the determination of whether dividends are paid on to our stockholders.

Holders
-------
As of the date of this prospectus, we have approximately 2,000,000 shares of our common stock issued and outstanding, held by approximately 31 shareholders of record.

Our transfer agent is Holladay Stock Transfer, Inc., 2939 N. 67th
Place, Scottsdale, Arizona 85251, telephone (480) 481-3940.

Dividends
---------
We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on its common stock. Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the board of directors considers relevant.

Item 2.  Legal Proceedings
--------------------------
We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.  Changes in and Disagreements with Accountants
------------------------------------------------------
On March 4, 2005, Registrant's certifying accountant, Clyde Bailey, PC, resigned due to health and other reasons.

Clyde Bailey's audit report on the financial statements for the year ended December 31, 2003 did not contain any adverse opinion or disclaimer of opinion, and was not modified as to uncertainty, audit scope or accounting principles.

The decision to change auditors was recommended to the stockholders and approved by the Board of Directors and by majority vote of the stockholders based solely on the reason that Clyde Bailey, PC, resigned for health reasons.

There have been no disagreements with Clyde Bailey PC, on any matter of accounting principles or practices, financial statement disclosure, or auditing scopes or procedures.

In March 2005, Registrant engaged the services of Franklin Griffith
& Associates, an independent certified public accounting firm located in Las Vegas, Nevada, as its principal accounting firm to audit its financial statements for the year ended December 31, 2004. Such engagement was confirmed by majority vote of the Board of Directors and stockholders at special meetings held on March 5, 2005.

Registrant has provided Clyde Bailey, PC, a copy of the disclosures it is making in response to this item and requested he furnish a letter addressed to the Commission stating whether he agrees with its statements, which Mr. Bailey did. A copy of Mr. Bailey's letter is attached to this filing as Exhibit 99.

Item 4.  Recent Sale of Unregistered Securities
-----------------------------------------------
The following discussion describes all the securities we have sold within the past three fiscal years:

Sales conducted under an exemption from registration provided under
Section 4(2) - In May, 2003, we issued a total of 1,000,000 shares of our $0.001 par value common stock as founder's shares to Sheldon Goldberg and David Knapfel, both of whom are officers and directors of our company. Each of these individuals received 500,000 shares. The shares were issued in exchange for cash in the aggregate amount of $5,000. We believe that the issuances of our common stock delineated above are exempt from the registration provisions of Section 5 of the Securities Act as such exemption is provided under Section 4(2) because:

     1. None of these issuances involved underwriters, underwriting discounts or commissions;

     2. Restrictive legends are placed on all certificates issued;

     3. The distribution did not involve general solicitation or advertising; and

     4. The distributions were made only to our founders, who are our officers and directors.

Sales conducted under Regulation D - In August, 2004, we completed an offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act, and the registration by qualification of the offering in the State of Nevada. We sold 1,000,000 shares of common stock, par value, at a price of $0.04 per share to approximately 29 unaccredited investors. This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act. In addition, this offering was made on a "best efforts", "all-or-nothing" basis and was not underwritten. In regards to the offering closed in August 2004, listed below are the requirements set forth under Regulation D, Rule 504 and the facts which support the availability of Rule 504 offering:

     1. At the time of the offering, we were not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act. Further, we are not now, nor were we at the time of the offering, considered to be an investment company. Finally, since inception, we have pursued a specific business plan, and continue to do so.

     2. We were issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of offering of our common stock in that state. The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale. In August 2004, we completed an offering of shares of common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of Nevada, whereby we sold 1,000,000 shares of our common stock to a total of 29 shareholders.

         The shares were all sold to unaccredited investors who were friends, family members, acquaintances and/or business associates of the officers, directors and registered sales agent.

     3. The aggregate offering price for the offering closed in August 2004 was $40,000, all of which was collected from the offering.

Item 5.  Indemnification of Directors and Officers
--------------------------------------------------
Pursuant to the provisions of NRS 78.751, we shall indemnify our directors, officers and employees as follows:

Every director, officer, or employee shall be indemnified by us against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he may be made a party, or in which he may become involved, by reason of being or having been a director, officer, employee or agent of our company or is or was serving at the request of our company as a director, officer, employee or agent of our company, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of our company. We will provide to any person who is or was a director, officer, employee or agent of our company or is or was serving at our request as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable law.

Our Articles of Incorporation provide for every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him in connection therewith.

Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Our Bylaws provide for indemnification of directors, officers and employees against all expenses and liabilities as a result of any suit, litigation or other proceedings for damages. We have further been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by an affiliate or our company in connection with the securities being registered, we will submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                          Part F/S

Item 1.  Financial Statements
-----------------------------
The following documents are filed as part of this report:

      (a)  Audited Financial Statements as of December 31, 2003
      (b)  Audited Financial Statements as of December 31, 2004
   (c)  Unaudited Financial Statements as of March 31, 2005

CLYDE BAILEY P.C.
-------------------------------------------------------------------
                                      Certified Public Accountant
                                         10924 Vance Jackson #404
                                         San Antonio, Texas 78230
                                    (888) 699-1287 (210) 699-1287
                           Member:    American Institute of CPA's
                                           Texas Society of CPA's
Board of Directors
Sockeye Seafood Group, Inc.

                     INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheet of Sockeye Seafood Group, Inc., a development stage enterprise, as of December 31, 2003 and the related statement of operations, statement of stockholders' equity, and the statement of cash flows from May 21, 2003 (Inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and the results of its operations and its cash flows for the period from May 21, 2003 (Inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has limited operations currently and suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. This is further explained in Note 5 in the notes to financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Clyde Bailey P.C.
San Antonio, Texas
October 7, 2004

                             Sockeye Seafood Group Inc.
                         (A Development Stage Enterprise)
                                   Balance Sheet
                               In US Dollars

                                                        December 31
                                                           2003
                                                        -----------
A S S E T S
-----------
Current Assets
--------------
Cash                                                   $     3,272
                                                       -----------
Total Current Assets                                         3,272
                                                       -----------
Total  Assets                                          $     3,272
                                                       ===========
L I A B I L I T I E S
---------------------
Current Liabilities
-------------------
Accounts Payable                                                 -
                                                       -----------
Total Current Liabilities                                        -
                                                       -----------
Total Liabilities                                                -

S T O C K H O L D E R S '    E Q U I T Y
----------------------------------------
Common Stock                                                 1,000
  25,000,000 authorized shares, par value $.001
   1,000,000 shares issued and outstanding

Additional Paid-in-Capital                                   4,000
Accumulated Deficit during the Development Period           (1,728)
                                                        ----------
Total Stockholders' Equity                                   3,272
                                                        ----------
Total Liabilities and Stockholders' Equity              $    3,272
                                                        ==========

    The accompanying notes are integral part of the consolidated financial statements.

                                    38

                            Sockeye Seafood Group Inc.
                         (A Development Stage Enterprise)
                             Statement of Operations
                              In US Dollars
                                                       From Inception
                                                       (May 21, 2003)
                                                             to
                                                      December 31, 2003
                                                      -----------------
Revenues:
--------
Revenues                                                $        -
                                                        ----------
Total Revenues                                                   -

Expenses:
-------
Bank Charges                                                   133
Filing Fees                                                    595
Professional Fees                                            1,000
                                                        ----------
Total Expenses                                               1,728
                                                        ----------
Net loss from Operations                                    (1,728)

Provision for Income Taxes:
--------------------------
Income Tax Benefit                                               -
                                                        ----------
Net Loss                                                $   (1,728)
                                                        ==========
Basic and Diluted Loss Per Common Share                 $    (0.00)
                                                        ----------
Weighted Average number of Common Shares                 1,000,000
used in per share calculations                          ==========



    The accompanying notes are integral part of the consolidated financial statements.

                                    39

                           Sockeye Seafood Group Inc.
                        (A Development Stage Enterprise)
                       Statement of  Stockholders' Equity
                            In US Dollars
                                                     Deficit
                                                   Accumulated
                                $0.001   Paid-In    During the      Stockholders'
                      Shares  Par Value  Capital  Development Stage   Equity
                  ---------------------------------------------------------------

Balance,
May 21, 2003            0      $     -   $    -      $      -        $       -


May 21, 2003-
Stock Issued
for Cash           1,000,000     1,000    4,000             -            5,000


Net Loss                -            -        -        (1,728)          (1,728)
                   --------------------------------------------------------------


Balance,
December 31,
2003               1,000,000   $ 1,000   $4,000      $ (1,728)       $   3,272
                   ==============================================================












       The accompanying notes are integral part of the consolidated financial statements.




                                       40





                            Sockeye Seafood Group Inc.
                         (A Development Stage Enterprise)
                             Statement of Cash Flows
                               In US Dollars
                                                      From Inception
                                                      (May 21, 2003)
                                                            to
                                                     December 31, 2003
                                                     -----------------
Cash Flows from Operating Activities:
------------------------------------
Net Loss                                              $     (1,728)
Accounts Payable                                                 -
                                                      ------------
Net Cash Used in Operating Activities                       (1,728)
                                                      ------------

Cash Flows from Investing Activities:
------------------------------------
Other Assets                                                     -
                                                      ------------
Net Cash Used in Investing Activities                            -
                                                      ------------

Cash Flows from Financing Activities:
------------------------------------
Common Stock                                                 5,000
                                                      ------------
Net Cash Provided from Financing Activities                  5,000
                                                      ------------
Net Increase in Cash                                         3,272
                                                      ------------
Cash Balance,  Begin Period                                      -
                                                      ------------
Cash Balance,  End Period                             $      3,272
                                                      ============
Supplemental Disclosures:
------------------------
Cash Paid for interest                                $          -
                                                      ============
Cash Paid for income taxes                            $          -
                                                      ============

   The accompanying notes are integral part of the consolidated financial statements.

                                   41

                     Sockeye Seafood Group Inc.
                   (A Development Stage Enterprise)
                    Notes to Financial Statements

Note 1  -  Summary of Significant Accounting Policies
-----------------------------------------------------
Organization
------------
Sockeye Seafood Group Inc. ("the Company") was incorporated under the laws of the State of Nevada on May 21, 2003 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada. The company has a total of 25,000,000 authorized shares with a par value of $.001 per share and with 1,000,000 shares issued and outstanding as of December 31, 2003. The Company's year end for accounting purposes will be December 31.

Development Stage Enterprise
----------------------------
The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

Federal Income Tax
------------------
The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation
----------------------------
The Company has adopted Financial Accounting Standard No.52. Assets and liabilities of operations in foreign countries are translated into U.S. dollars using both the exchange rate in effect at the balance

                                  42

                       Sockeye Seafood Group Inc.
                     (A Development Stage Enterprise)
                     Notes to Financial Statements

sheet date or historical rate, as applicable. Results of operations are translated using the average exchange rates prevailing throughout the period. The effects of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are included in stockholders' equity (Accumulated other comprehensive loss), while gains and losses resulting from foreign currency transactions are included in operations.

Accounting Method
-----------------
The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

Earnings per Common Share
-------------------------
The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Cash and Cash Equivalents
-------------------------
The Company considers all highly liquid debt instruments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of checking accounts and money market funds.

Fair Value of Financial Instruments
-----------------------------------
The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable and payable, accrued and other current liabilities and current maturities of long-term debt approximate fair value due to their short maturity.

Recent Accounting Pronouncements
--------------------------------
In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The Statement further clarifies accounting for derivative instruments. The company believes the adoption of this Statement will have no material impact on its financial statements.


                                 43

                  Sockeye Seafood Group Inc.
                (A Development Stage Enterprise)
                Notes to Financial Statements

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," ("SFAS 150").
SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We do not believe the adoption of SFAS 150 will have a material impact on our consolidated financial statements

Note 2  -  Common Stock
-----------------------
In May 2003, a total of 1,000,000 shares of stock were issued pursuant to a stock subscription agreement for $0.005 per share for a total of $5,000 to the original officers and directors.

Note 3  -  Related Parties
--------------------------
The Organization has no significant related party transactions and/or relationships with any individuals or entities.

Note 4 - Income Taxes
---------------------
Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse. The Company's previous principal temporary differences relate to revenue and expenses accrued for financial purposes, which are not taxable for financial reporting purposes. The Company's material temporary differences consist of bad debt expense recorded in the financial statements that is not deductible for tax purposes and differences in the depreciation expense calculated for financial statement purposes and tax purposes.

Note 5  -  Going Concern
------------------------
The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have

                              44

                  Sockeye Seafood Group Inc.
                 (A Development Stage Enterprise)
                 Notes to Financial Statements

significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs that raise substantial doubt about its ability to continue as a going concern. The stockholders/officers and or directors have committed to advancing operating costs of the Company interest free to insure that the Company has enough operating capital over the next twelve months.

Note 6  -  Subsequent Events
----------------------------
There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.


















                                      45



Members of:                    FRANKLIN          Contact Information:
American Institute of CPA's      GRIFFITH &       6330 McLeod Drive, Suite 7
Association of Certified           ASSOCIATES        Las Vegas, Nevada 89120
 Fraud Examiners                                       (702)736-1852 (voice)
Public Company Accounting                                (702) 736-1608 (fax)
 Accounting Oversight Board
-----------------------------------------------------------------------------

To the Board of Directors and Stockholders
Sockeye Seafood Group, Inc.
(A Development Stage Company)
Vancouver, BC


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheets of Sockeye Seafood Group, Inc. (A Developmental Stage Company) as of December 31, 2004, and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of its operations and its cash flows for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered losses from operations, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Franklin Griffith & Associates
Franklin Griffith & Associates
March 27, 2005
Las Vegas, Nevada
                                    46


                      SOCKEYE SEAFOOD GROUP, INC.
                     (A Development Stage Enterprise)
                            Balance Sheet
                        In US Dollars

                                           Audited
                                         December 31
                                            2004
                                        ------------
                              ASSETS
                              ------
Current Assets
--------------
Cash                                      $   8,869
Accounts receivable                          26,460
Deposit                                         250
                                          ---------
Total Current Assets                         35,579

Inventory                                     3,436
                                           --------
Total Assets                              $  39,015
                                           ========

                LIABILITIES AND STOCKHOLDERS' EQUITY
                ------------------------------------
Current Liabilities
-------------------
Accounts Payable                          $    256
                                           -------
 Total Current Liabilities                $    256
                                           -------
 Total Liabilities                             256

Stockholders' Equity
Common Stock; $.001 par value,
 25,000,000 authorized shares,
 par value $.001, 2,000,000 and
 1,000,000 shares issued and
 outstanding as of December 31,
 2004 and 2003, respectively              $  2,000
 issued and outstanding
Additional Paid-In-Capital                  43,000
Accumulated Deficit in
 development Period                         (6,241)
                                           -------
 Total Stockholders' Equity                 38,759
                                           -------
 Total Liabilities and
 Stockholders' Equity                      $39,015
                                           =======

              See accompanying notes to financial statements.

                       Sockeye Seafood Group Inc.
                    (A Development Stage Enterprise)
                         Statement of Operations
                          In US Dollars

                                                    Audited
                         Audited                  May 21, 2003
                     January 1, 2004              (Inception)
                         through                    through
                     December 30, 2004         December 31, 2004
                    ------------------         ------------------
Revenue                 $   47,384               $   47,384
Cost of goods sold          41,644                   41,644
                        ----------               ----------
  Gross profit               5,740                    5,740

Operating expenses
  General and
  administrative             2,408                    3,136
  Professional fees          7,845                    8,845
                        ----------               ----------
  Total operating
  expenses                  10,253                   11,981
                        ----------               ----------
Loss from operations       (4,513)                  (6,241)

Other income(expenses):
  Other expense                 -                        -
  Interewst income              -                        -
                       ----------               ----------
   Total other income
   (expenses)                   -                        -
                       ----------               ----------
Loss before provision
for income taxes and
minority interest         (4,513)                   (6,241)

Provision for income
taxes                          -                         -
                        ----------              ----------
Net loss               $  (4,513)                   (6,241)
                        ==========              ==========
Basic and diluted
loss per common
share                 $    (0.00)               $    (0.01)
                        ==========              ==========
Basic and diluted
weighted average
common shares
outstanding             1,265,753                1,164,407
                        ==========              ==========

              See accompanying notes to financial statements.


                            Sockeye Seafood Group Inc.
                         (A Development Stage Enterprise)
                       Statement of Stockholders' Equity
                               In US Dollars

                       Common Stock
                  ---------------------   Additional                  Total
                                $0.001     Paid-In    Accumulated  Stockholders'
                      Shares  Par Value    Capital      Deficit      Equity
                  -------------------------------------------------------------

Balance at
May 21, 2003
(Date of inception)      -      $     -     $    -      $      -     $       -

Common Stock
Issued for Cash-
May 21, 2003        1,000,000     1,000       4,000            -         5,000

Net loss                 -            -          -        (1,728)       (1,728)
                   ------------------------------------------------------------

Balance at
December 31,
2003               1,000,000    $ 1,000     $ 4,000     $ (1,728)    $   3,272

Common Stock
Issued for
Cash -
August 25, 2004    1,000,000      1,000      39,000           -         40,000

Net loss               -             -        -           (4,513)      (4,513)
                   ------------------------------------------------------------
Balance at
December 31,
2004               2,000,000    $ 2,000     $43,000      $(6,241)    $  38,759
                   ============================================================


                  See accompanying notes to financial statements.

                             Sockeye Seafood Group Inc.
                           (A Development Stage Enterprise)
                              Statement of Cash Flows
                               In US Dollars

                                                      Audited
                                  Audited          May 21, 2003
                              January 1, 2004       (Inception)
                                  through            through
                            December 30, 2004   December 31, 2004
                           --------------------------------------
Cash flows from
operating activities:
--------------------
Net loss                        $   (4,513)         $  (6,241)
Adjustments to reconcile
 net loss to net cash used
 by operating activities:
  (Increase)/Decrease in
    Accounts Receivable            (26,460)           (26,460)
  (Increase)/Decrease in
    Deposits                          (250)              (250)
  (Increase)/Decrease in
    Inventory                       (3,436)            (3,436)
  (Increase)/Decrease in
    Accounts Payable                   256                256
                                ------------------------------
Net cash used by operating
activities                         (34,403)           (36,131)
                                ------------------------------
Cash flows from investing
activities:
-------------------------
Purchase of property and
 equipment                               -                  -
                                ------------------------------
Net cash used by investing               -                  -
activities                      ------------------------------

Cash flows from financing
activities:
--------------------------
Proceeds from issuance of
common stock                       40,000              45,000
                                ------------------------------
Net cash provided by
financing activities               40,000              45,000
                                ------------------------------
Net Increase in Cash                5,597               8,869

Cash Balance,  Begin Period         3,272                   -
                                ------------------------------
Cash Balance,  End Period       $   8,869            $  8,869
                                ==============================
Supplementary cash flow
information:
  Cash payments for
  income taxes                  $      -             $      -
                                ===============================
  Cash payments for interest    $      -             $      -
                                ===============================

                See accompanying notes to financial statements.

                       Sockeye Seafood Group Inc.
                     (A Development Stage Enterprise)
                      Notes to Financial Statements

1. DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES

Description of business and history - Sockeye Seafood Group Inc. ("the Company") was incorporated under the laws of the State of Nevada on May 21, 2003 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada. The company has a total of 25,000,000 authorized shares with a par value of $.001 per share and with 2,000,000 shares issued and outstanding as of December 31, 2004. The Company's year end for accounting purposes will be December 31.

The Company operations have been limited to general administrative operations, purchasing a limited amount of sample inventory, minimal sales, establishing its online webs store and is considered a development stage company in accordance with Statement of Financial Accounting Standards No. 7. The Company's website is www.sockeyeseafood.com .

Management of Company - The company filed its articles of incorporation with the Nevada Secretary of State on May 21, 2003, indicating MCQ Ventures as their resident agent.

The company filed its annual list of officers and directors with the Nevada Secretary of State on June 2, 2004, indicating it's President is Sheldon Goldberg and it's Secretary and Treasurer is David
Knapfel.  No directors were indicated on this filing.

Going concern - The Company incurred accumulated net losses of approximately $6,241 from the period of May 21, 2003 (Date of Inception) through December 31, 2004 and has commenced limited operations, rather, still in the development stages, raising substantial doubt about the Company's ability to continue as a going concern. The Company will seek additional sources of capital through the issuance of debt or equity financing, but there can be no assurance the Company will be successful in accomplishing its objectives.

The ability of the Company to continue as a going concern is dependent on additional sources of capital and the success of the Company's plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Year end - The Company's year end is December 31.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment - Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally 3 to 27 years. The amounts of depreciation provided are sufficient to charge the cost of the related assets to operations over their estimated useful lives. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable property, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income.

                   Sockeye Seafood Group Inc.
                (A Development Stage Enterprise)
                 Notes to Financial Statements

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT POLICIES
(continued)

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the fixed assets in measuring their recoverability. As of December 31, 2004, the Company does not own any property or equipment.

Income taxes - The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

Management feels the Company will have a net operating loss carryover to be used for future years. Such losses may not be fully deductible due to the significant amounts of non-cash service costs. The Company has not established a valuation allowance for the full tax benefit of the operating loss carryovers due to the uncertainty regarding realization.

Net loss per common share - The Company computes net loss per share in accordance with SFAS No. 128, Earnings per Share (SFAS 128) and SEC Staff Accounting Bulletin No. 98 (SAB 98). Under the provisions of SFAS 128 and SAB 98, basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share gives effect to common stock equivalents; however, potential common shares are excluded if their effect is antidilutive. For the period from May 21, 2003 (Date of Inception) through December 31, 2004, no options and warrants were excluded from the computation of diluted earnings per share because their effect would be antidilutive.

 Revenue recognition - The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition in Financial Statements". The Company recognizes revenue when all of the following criteria are met: 1) there is persuasive evidence that an arrangement exists, 2) delivery of goods has occurred, 3) the sales price is fixed or determinable, and 4) collectibility is reasonably assured.

The Company uses guidance provided by the Financial Accounting
Standards Board's Emerging Issues Task Force Item 99-19 ("EITF 99-
19) in determining whether to report revenues on either a gross or net basis.

Revenues are reported on a gross basis when the majority of the following indicators exist: 1) the Company is the primary obligor in the arrangement, 2) the Company has general inventory risk, 3) latitude in establishing price rests with the Company, 4) the Company changes the product or performs part of the service, 5) the Company has discretion in supplier selection, 6) product or service specifications are determined in part by the Company, 7) physical loss inventory risk exists for the Company, and 8) the Company has credit risk. The Company reports revenues on a gross basis when it acts as principal and the preceding indicators exist.

               Sockeye Seafood Group Inc.
             (A Development Stage Enterprise)
              Notes to Financial Statements

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT POLICIES
(continued)

Revenues are reported on a net basis when the majority of the following indicators exist: 1) the supplier is the primary obligor in the arrangement, 2) the amount the Company earns is fixed, and 3) the supplier has credit risk. The Company reports revenues on a net basis when it provides brokerage services, including assisting buyers and sellers in preparing and coordinating the purchase and delivery of products, generating commission revenues from facilitating the process.

Comprehensive income (loss)-The Company's bank accounts are located in Canada, with funds in the United States dollar. There were no foreign currency translation gains and losses during the year ended December 31, 2004.

Foreign Currency Translation - The Company's functional currency is in the United States dollar. The Company used the United States dollar as its reporting currency for consistency with registrants of the Securities and Exchange Commission ("SEC") and in accordance with the SFAS No. 52 - "Foreign Currency Translation". Assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at the period end and capital accounts are translated at historical rates. Income statement accounts are translated at the average rates of exchange prevailing during the period. Translation adjustments from the use of different exchange rates from period to period are included in the comprehensive income account in stockholder's equity, if applicable.

Transactions undertaken in currencies other than the functional currency of the entity are translated using the exchange rate in effect as of the transaction date. Any exchange gains and losses are included in other items on the statement of operations.

Accounts receivable - The Company considers accounts receivable to be fully collectible; and accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Legal Procedures - The Company is not aware of, nor is it involved in any pending legal proceedings.

Stock-based compensation - The Company applies Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and Related Interpretations, in accounting for stock options issued to employees. Under APB No. 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds exercise price of the stock option. For stock options and warrants issued to non-employees, the Company applies SFAS No. 123, Accounting for Stock-Based Compensation, which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model.

                Sockeye Seafood Group Inc.
             (A Development Stage Enterprise)
              Notes to Financial Statements

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT POLICIES
(continued)

The following table represents the effect on net loss and loss per share if the Company had applied the fair value based method and recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation for the year ended December 31, 2004:
		                                 2004
                                            ------------
Net loss, as reported	                    $   (4,513)
Other comprehensive income	                    --
Add:  Stock-based employee compensation expense
      included in reported loss, net of related
      tax effects                                   --
Deduct:  Total stock-based employee compensation
    expense determined under fair value based
    methods for all awards, net of related tax
    effects                                         --
Pro forma net loss                          $   (4,513)

Net loss per common share:
    Basic and fully diluted loss per share,
    as reported	                            $    (0.00)
    Basic and fully diluted loss per share,
    pro forma                               $    (0.00)

There were no stock options granted for the period ended December
31, 2004. There are additionally no written or verbal agreements related to the sale of any stock, option or warrants of the Company's common stock.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure". SFAS No. 148 amends the transition and disclosure provisions of SFAS No. 123. The Company is currently evaluating SFAS No. 148 to determine if it will adopt SFAS No. 123 to account for employee stock options using the fair value method and, if so, when to begin transition to that method.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handing costs, and spoilage. This statement requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" which was the criterion specified in ARB No. 43. In addition, this Statement requires that allocation of fixed production overheads to the cost of production be based on normal capacity of the production facilities. This pronouncement is effective for the Company beginning October 1, 2005. The Company has not yet assessed the impact on adopting this new standard.

               Sockeye Seafood Group Inc.
             (A Development Stage Enterprise)
              Notes to Financial Statements

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT POLICIES
(continued)

In December 2004, the FASB issued SFAS No. 123 (revised 2004). Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for the Company in the first interim or annual reporting period beginning after December 15, 2005. The Company expects the adoption of this standard will have a material impact on its financial statements.

2.	PROPERTY AND EQUIPMENT

As of December 31, 2004, the Company does not own any property and/or equipment.

3.	STOCKHOLDER'S EQUITY

The Company has 25,000,000 shares authorized and 2,000,000 issued and outstanding as of December 31, 2004. The issued and outstanding shares were issued as follows:

In May 2003, the company issued a total of 1,000,000 shares of $0.001 par value common stock as founder's shares to Sheldon Goldberg and David Knapfel, both of whom are officers and directors of our company. Each of these individuals received 500,000 shares. The shares were issued in exchange for cash in the aggregate amount of $5,000. The company believes that the issuances of common stock delineated above are exempt from the registration provisions of
Section 5 of the Securities Act as such exemption is provided under
Section 4(2) since:

1. None of these issuances involved underwriters, underwriting discounts or commissions;

2. Restrictive legends are placed on all certificates issued;

3. The distribution did not involve general solicitation or advertising; and

4. The distributions were made only to founders, who are officers and directors.

               Sockeye Seafood Group Inc.
             (A Development Stage Enterprise)
              Notes to Financial Statements

3. STOCKHOLDERS' EQUITY (continued)

In August 2004, the company completed an offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act, and the registration by qualification of the offering in the State of Nevada. The company sold 1,000,000 shares of common stock, par value, at a price of $0.04 per share to approximately 29 investors. This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act. The company was issued a permit to sell securities by the State of Nevada, pursuant to the application for registration by qualification of offering of our common stock in that state. The shares were all sold to unaccredited investors who were friends, family members, acquaintances and/or business associates of the officers, directors and registered sales agent. The aggregate offering price for the offering closed in August 2004 was $40,000, all of which was collected from the offering.

4. LOAN FROM STOCKHOLDER

As of December 31, 2004, there are no loans to the Company from any stockholders.

5. RELATED PARTY TRANSACTIONS

The Organization has no significant related party transactions and/or relationships with any individuals or entities.

6.  STOCK OPTIONS

As of December 31, 2004, the Company does not have any stock options outstanding, nor does it have any written or verbal agreements for the issuance or distribution of stock options at any point in the future.

7. LITIGATION

As of December 31, 2004, the Company is not aware of any current or pending litigation which may affect the Company's operations.

8.  SUBSEQUENT EVENTS

There have been no subsequent events after the close of the year, December 31, 2004, which are material to operations.

                    Sockeye Seafood Group Inc.
                   A Development Stage Company)
                         Balance Sheet
                        (In US Dollars)
                                                 Unaudited          Audited
                                                   As of             As of
                                                March 31, 2005  December 31, 2004
                                                --------------  -----------------
ASSETS
------
Current Assets
--------------
Cash                                             $      318       $     8,869
Accounts receivable                                  30,437            26,460
Deposit                                                 250               250
                                                 ----------       -----------
Total Current Assets                                 31,005            35,579

Inventory                                             3,921             3,436
                                                 ----------       -----------
Total  Assets                                    $   34,926       $    39,015
                                                 ==========       ===========
LABILITIES AND STOCKHOLDERS' EQUITY
-----------------------------------
Current Liabilities
-------------------
Accounts Payable                                 $      256       $      256
                                                 ----------       ----------
Total Current Liabilities                               256              256
                                                 ----------       ----------
Total Liabilities                                       256              256

Stockholders' Equity
--------------------
Common Stock; $.001 par value; 25,000,000
  shares authorized
  2,000,000 shares issued and outstanding
  as of March 31, 2005                                2,000           2,000
Additional paid-in-capital                           43,000          43,000
Accumulated deficit in development stage            (10,330)         (6,241)
                                                 ----------       ---------
Total stockholders' equity                           34,670          38,759
                                                 ----------       ---------
Total liabilities and stockholders' equity       $   34,926       $  39,015
                                                 ==========       =========


                  See accompanying notes to financial statements.


                            Sockeye Seafood Group Inc.
                          (A Development Stage Company)
                             Statement of Operations
                                (In US Dollars)
                                                                   Unaudited
                                               Unaudited         May 21, 2003
                                             January 1, 2005      (Inception)
                                                through             through
                                              March 31, 2005    March 31, 2005
                                             ---------------    --------------

Revenue                                        $     3,977        $   51,361
Cost of goods sold                                   2,883            44,527
                                               -----------        ----------
  Gross Profit                                       1,094             6,834

Operating expenses
 General and administrative                            183             3,319
 Professional Fees                                   5,000            13,845
                                               -----------        ----------
   Total operating expenses                          5,183            17,164
                                               -----------        ----------
   Loss from operations                             (4,089)          (10,330)
                                               -----------        ----------
   Loss before provision for income
   taxes                                            (4,089)          (10,330)

Provision for income taxes                               -                 -
                                               -----------        ----------
Net Loss                                       $   (4,089)        $  (10,330)
                                               -----------        -----------
Basic and diluted loss per common share        $    (0.00)        $    (0.01)
                                               ===========        ===========
Basic and diluted weighted average
common shares outstanding                       2,000,000          1,265,753
used in per share calculations                 ===========        ===========



                    See accompanying notes to financial statements.

                            Sockeye Seafood Group Inc.
                          (A Development Stage Company)
                             Statement of Cash Flows
                                (In US Dollars)
                                                        Unaudited
                                                      January 1, 2005
                                                          through
                                                       March 31, 2005
                                                     -----------------
Cash flows from operating activities:
  Net loss                                            $     (4,089)
  Adjustments to reconcile net loss to
  net cash used by operating activities:
  Changes in operating assets and liabilities:
    (Increase)/Decrease in Accounts Receivable              (3,977)
    (Increase)/Decrease in Inventory                          (485)
                                                       ------------
Net cash used by operating activities                       (8,551)

Cash flows from investing activities:
  Purchase of property and equipment                             -
                                                      ------------
Net cash used by investing activities                            -
                                                      ------------
Cash flows from financing activities:
------------------------------------
Proceeds from issuance of common stock                           -
                                                      ------------
Net cash provided by financing activities                        -
                                                      ------------
Net increase (decrease) in cash                             (8,551)
                                                      ------------
Cash, beginnning of period                                   8,869
                                                      ------------
Cash, end of period                                   $        318
                                                      ============
Supplemental cash flow information:
  Cash payments for income taxes                      $          -
                                                      ============
  Cash payments for interest                          $          -
                                                      ============

             See accompanying notes to financial statements.

                     Sockeye Seafood Group Inc.
                   (A Development Stage Company)
                   Notes to Financial Statements

1. DESCRIPTION OF BUSINESS, HISTORY AND SUMMARY OF SIGNIFICANT POLICIES
-----------------------------------------------------------------------
Description of business and history - Sockeye Seafood Group Inc.
("the Company") was incorporated under the laws of the State of Nevada on May 21, 2003. The Company was formed to engage in the business of procuring and marketing seafood products direct from Pacific Northwest First Nations organizations to North American and International wholesalers, distributors, and retailers. The company has a total of 25,000,000 authorized shares with a par value of $.001 per share and with 2,000,000 shares issued and outstanding as of December 31, 2004. The Company's year end for accounting purposes will be December 31.

The Company operations have been limited to general administrative operations, purchasing a limited amount of sample inventory, minimal sales, establishing its website and is considered a development stage company in accordance with Statement of Financial Accounting Standards No. 7. The Company's website is www.sockeyeseafood.com .

Management of Company - The company filed its articles of incorporation with the Nevada Secretary of State on May 21, 2003, indicating MCQ Ventures as their resident agent.

The company filed its annual list of officers and directors with the Nevada Secretary of State on June 2, 2004, indicating it's President is Sheldon Goldberg and it's Secretary and Treasurer is David
Knapfel.  No directors were indicated on this filing.

Going concern - The Company incurred accumulated net losses of approximately $10,330 from the period of May 21, 2003 (Date of Inception) through March 31, 2005 and has commenced limited operations, rather, still in the development stages, raising substantial doubt about the Company's ability to continue as a going concern. The Company will seek additional sources of capital through the issuance of debt or equity financing, but there can be no assurance the Company will be successful in accomplishing its objectives.

The ability of the Company to continue as a going concern is dependent on additional sources of capital and the success of the Company's plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Year end - The Company's year end is December 31.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                    Sockeye Seafood Group Inc.
                   (A Development Stage Company)
                   Notes to Financial Statements

Stock-based compensation - The Company applies Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and Related Interpretations, in accounting for stock options issued to employees. Under APB No. 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds exercise price of the stock option. For stock options and warrants issued to non-employees, the Company applies SFAS No. 123, Accounting for Stock-Based Compensation, which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model.

The following table represents the effect on net loss and loss per share if the Company had applied the fair value based method and recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation for the period ended March 31, 2005:

		                             2005
                                         ----------
Net loss, as reported	                 $  (4,089)
Other comprehensive income	                --
Add: Stock-based employee compensation
     expense included in reported loss,
     net of related tax effects	                --
Deduct:  Total stock-based employee
     compensation expense determined
     under fair value based methods
     for all awards, net of related
     tax effects                                --
                                         ---------
Pro forma net loss                       $  (4,089)
                                         =========
Net loss per common share:
    Basic and fully diluted loss
    per share, as reported               $   (0.00)
                                         =========
    Basic and fully diluted loss
    per share, pro forma                 $   (0.00)
                                         =========

There were no stock options granted for the period ended March 31, 2005. There are additionally no written or verbal agreements related to the sale of any stock, option or warrants of the Company's common stock.

2. PROPERTY AND EQUIPMENT
-------------------------
As of March 31, 2005, the Company does not own any property and/or equipment.

3. STOCKHOLDER'S EQUITY
-----------------------
The Company has 25,000,000 shares authorized and 2,000,000 issued and outstanding as of March 31, 2005. The issued and outstanding shares were issued as follows:

In May 2003, the company issued a total of 1,000,000 shares of $0.001 par value common stock as founder's shares to Sheldon Goldberg and David Knapfel, both of whom are officers and directors of our company. Each of these individuals received 500,000 shares. The shares were issued in exchange for cash in the aggregate amount of $5,000.

                     Sockeye Seafood Group Inc.
                   (A Development Stage Company)
                   Notes to Financial Statements

In August 2004, the company completed an offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act, and the registration by qualification of the offering in the State of Nevada. The company sold 1,000,000 shares of common stock, par value, at a price of $0.04 per share to approximately 29 investors. This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act. The aggregate offering price for the offering closed in August 2004 was $40,000, all of which was collected from the offering.

4. LOAN FROM STOCKHOLDER
------------------------
As of March 31, 2005, there are no loans to the Company from any stockholders.

5. RELATED PARTY TRANSACTIONS
-----------------------------
As of March 31, 2005, there are no related party transactions between the Company and any officers, other than those mentioned in
Note 3 - Stockholder's Equity.

6. STOCK OPTIONS
----------------
As of March 31, 2005, the Company does not have any stock options outstanding, nor does it have any written or verbal agreements for the issuance or distribution of stock options at any point in the future.

7.  LITIGATION
--------------
As of March 31, 2005, the Company is not aware of any current or pending litigation which may affect the Company's operations.

8.  SUBSEQUENT EVENTS
---------------------
There have been no subsequent events after March 31, 2005, which are material to operations.

                          Part III
                          ========

Item 1.  Index to Exhibits
--------------------------
The following exhibits marked with an asterisk and required to be filed herein, are incorporated by reference and can be found in their entirety in our original Form 10-SB registration statement, filed on March 11, 2005 under CIK No. 0001301557, on the SEC website at www.sec.gov:


Exhibit
Number            Name and/or Identification of Exhibit
-------------------------------------------------------
  * 3(i)          Articles of Incorporation
  * 3(ii)         Bylaws
    23.1          Consent of Current Accountant
    23.2          Consent of Former Accountant
  * 99            Letter from former Accountant


                           SIGNATURES
                           ----------
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


SOCKEYE SEAFOOD GROUP INC.,
Registrant


/s/ Sheldon Goldberg                       Date: May 25, 2005
--------------------------------
By: Sheldon Goldberg, President,
    Chief Executive Officer and
    Director



/s/ David F. Knapfel                       Date: May 25, 2005
---------------------------------
By: David F. Knapfel, Treasurer,
    Chief Financial Officer,
    Treasurer and Principal
    Accounting Officer, Secretary
    and Director